1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

February 4, 2009

VIA EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Diversified Product Inspections, Inc. Amendment No. 1 to Schedule 14A File No. 000-25429 Filed January 30, 2008

Dear Mr. Reynolds:

On behalf of our client, Diversified Product Inspections, Inc. (“DPI”), we are responding to the Staff’s comment letter dated February 2, 2009.  The numbers set forth below correspond to the numbers in the Staff’s comment letter:

Letter to Shareholders

1.
Please revise the proposal description, “to approve the sale of substantially all of the assets of DPI,” to indicate, if true, that the sale would be to current management, and that management anticipates continuing to operate the business as a private company.

Response: We have added the suggested language to the Notice of Meeting.

Proposal

Summary Term Sheet, page 4

2.
We note your response to prior comment one.  Please revise the first paragraph of this section to state, if true, that under the proposal, current management would continue to operate your business; public stockholders would lose all equity interests in the operating company; and the company in which public stockholders would retain their ownership interests would be a shell company with no assets or operations. Also, please revise to disclose who the officers and directors would be going forward or disclose who would oversee their selection.

Mr. John Reynolds
February 4, 2009

Response:  The suggested disclosure has been added at page 4.

Past Contracts, Transactions or Negotiations, page 13

3.
We note your response to prior comment two from our letter dated January 2, 2009 and the statement on page 13 that “[a]ll of the material terms of the Agreement were orally agreed upon at the mediation session with one exception. This exception related to the Plaintiffs obtaining control of DPI and how control was defined.” We reissue prior comment two concerning the background discussion. Please revise the background section to summarize the negotiations and significant changes to the draft agreement, including those involving how the plaintiffs would obtain control of DPI and how the definition of control was revised.

Response:  The suggested disclosure has been made page 13. The concept of control was the only material issue that arose.

Legal Remedies, page 17

4.
We note your response to our prior comment four and the revised disclosure on page 17. Please revise to briefly address the federal securities laws. You state that litigation would be expensive and legally uncertain, and that it may be difficult to recruit a lawyer. Please revise to delete these statements or provide more balanced disclosure regarding stockholders’ rights and remedies. Also, advise us whether or not the board is also subject to a duty of care.

Response:  I briefly discussed this comment with Mr. Jay Williamson.  The suggested reference to the federal securities laws has been added as applicable and the prior statements which were the subject of the Staff’s comment have been deleted. As far as the duty of care is concerned, I advised Mr. Williamson that the Certificate of Incorporation for the issuer contains the standard limitation of liability of language eliminating liability of the Board of Directors for a breach of the duty of care. Accordingly, we have not added that language.

Related Person Transaction, page 18

5.
We note your response to prior comment three. Please revise to quantify the approximate value of the buyer’s consideration for the acquisition. It appears that the consideration would be based on the cancellation of options and sale of shares for $300. See Item 404 of Regulation S-K.

Response:  The suggested language has been added at page 18.

Mr. John Reynolds
February 4, 2009

6.
Please revise this section or the background discussion beginning on page 13 to disclose whether the board requested indications of interest from potential third party buyers or otherwise sought potential buyers who would be willing to acquire the assets and liabilities for a higher price.

Response: The suggested language has been added at page 18, including the fact that in order to have sought a third party purchaser, the Plaintiffs expected to receive all $600,000 they allegedly invested together with interest. This had the effect of making any attempt futile. Please understand that the size of DPI and its limited revenues, combined with the limited number of small broker-dealers which might solicit a buyer, made it very unlikely that a third party purchaser could be recruited in this difficult economic period.

7.
Also, please revise your disclosure in this section to indicate whether you had any disinterested directors at the time of the board vote and, if so, whether they voted separately. Also, with a view to disclosure, please provide us a brief analysis of whether the proposal constitutes a vote of disinterested stockholders under Delaware law given the irrevocable proxy that management has for the current 34% stockholder’s shares to be voted in favor of the proposal.

Response:  The suggested disclosure has been added at page 18.  The new disclosure demonstrates that the disinterested shareholders will determine the outcome due to the Management’s agreement to vote with a majority of the disinterested shares that are voted. The shares of the Plaintiffs and their affiliate are described as “not considered disinterested” and can have no impact on the outcome, except to the limited extent described.

If you have any questions, please contact me at (561) 689-4441.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

cc:	Ms. Ann Furlong (Via Email)
cc:	Lisa Temple, Esq. (Via Email)